UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Augmedix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

05105P107
(CUSIP Number)

May 17, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05105P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samjo Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,780,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,780,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,780,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	05105P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samjo Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,650,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,650,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,650,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	05105P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew N. Wiener

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,780,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,780,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,780,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

CUSIP No.	05105P107

Item 1.	(a).	Name of Issuer:

Augmedix, Inc.

(b).	Address of issuer’s principal executive offices:

111 Sutter Street, Suite 1300 San Francisco, California 94104 United States of America

Item 2.	(a).	Name of person filing:
Samjo Management, LLC Samjo Capital, LLC Andrew N. Wiener

(b).	Address or principal business office or, if none, residence:

Samjo Management, LLC

880 Third Avenue, 16th Floor

New York, New York 10022

United States of America

Samjo Capital, LLC

880 Third Avenue, 16th Floor

New York, New York 10022

United States of America

Andrew N. Wiener

c/o Samjo Management, LLC

880 Third Avenue, 16th Floor

New York, New York 10022

United States of America

I.	Citizenship:

Samjo Management, LLC – Delaware Samjo Capital, LLC – Delaware Andrew N. Wiener – United States of America

(d).	Title of class of securities:

Common Stock, $0.0001 par value per share

(e).	CUSIP No.:

05105P107

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with s.240.13d-1(b)(ii)(J); If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(ii)(J), please specify the type of institution: ____

(k)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Samjo Management, LLC – 4,780,400 Samjo Capital, LLC – 2,650,000 Andrew N. Wiener – 4,780,400

(b)	Percent of class:

Samjo Management, LLC – 9.8% Samjo Capital, LLC – 5.4% Andrew N. Wiener – 9.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	Samjo Management, LLC	0

	Samjo Capital, LLC	0

	Andrew N. Wiener	0

(i)	Shared power to vote or to direct the vote

	Samjo Management, LLC	4,780,400

	Samjo Capital, LLC	2,650,000

	Andrew N. Wiener	4,780,400

(i)	Sole power to dispose or to direct the disposition of

	Samjo Management, LLC	0

	Samjo Capital, LLC	0

	Andrew N. Wiener	0

(i)	Shared power to dispose or to direct the disposition of

	Samjo Management, LLC	4,780,400

	Samjo Capital, LLC	2,650,000

	Andrew N. Wiener	4,780,400

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are directly owned by advisory clients of Samjo Management, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the outstanding Common Stock, $0.0001 par value per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit A: Joint Acquisition Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2024
(Date)

SAMJO MANAGEMENT, LLC*

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

SAMJO CAPITAL, LLC*

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

ANDREW N. WIENER*

/s/ Andrew N. Wiener
(Signature)

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Act, or for any other purpose.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEEMENT

The undersigned agree that this Schedule 13G Amendment No. 1 dated June 20, 2024 relating to the Common Stock, $0.0001 par value per share, of Augmedix, Inc. shall be filed on behalf of the undersigned.

SAMJO MANAGEMENT, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

SAMJO CAPITAL, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

ANDREW N. WIENER
/s/ Andrew N. Wiener
(Signature)

Exhibit B

Samjo Management, LLC is the relevant entity for which Andrew N. Wiener may be considered a control person.